MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2018

SSR Mining Inc.	MD&A Year-End 2018 | 1

CONTENTS

1 Fourth Quarter and Full Year 2018 Highlights	3

2 Outlook	4

3 Business Overview	5

4 Results of Operations	10

5 Review of Projects and Mineral Reserves and Mineral Resources	17

6 Review of Annual Financial Results	18

7 Quarterly Financial Review	22

8 Financial Instruments and Related Risks	27

9 Risks and Uncertainties	31

10 Non-GAAP Financial Measures	31

11 Critical Accounting Policies and Estimates	36

12 Internal Control over Financial Reporting and Disclosure Controls and Procedures	37

13 Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates	38

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Management’s Discussion and Analysis of the Financial Position and Results of Operations for the Year Ended December 31, 2018

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the audited consolidated financial statements of SSR Mining Inc., formerly Silver Standard Resources Inc., (“SSR Mining”, “the Company”, “we”, “us” or “our”) for the year ended December 31, 2018, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 21, 2019, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

Additional information, including our most recent Annual Information Form and Annual Report on Form 40-F is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained in Section 13. We use certain non-GAAP financial measures in this MD&A which are described in Section 10. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in the cautionary note contained in Section 13.

1.	FOURTH QUARTER AND FULL YEAR 2018 HIGHLIGHTS

◾

Achieved annual production and cost guidance: Achieved initial guidance for the seventh consecutive year by delivering gold equivalent production of over 345,000 ounces at cash costs of $736 per payable gold equivalent ounce sold.

◾

Continued our track record of Mineral Reserves growth: Successful exploration activities in 2018 increased gold Mineral Reserves at the Marigold mine to 3.3 million ounces and at the Seabee Gold Operation to 608,000 ounces.

◾

Delivered record annual gold production at Seabee: The operation achieved its fifth consecutive annual production record, producing 95,602 ounces of gold, exceeding the top end of our upwardly revised annual guidance. Annual cash costs were $505 per payable ounce of gold sold.

◾

Strong operating performance at Marigold: Delivered quarterly gold production of 54,306 ounces, resulting in annual production of 205,161 ounces of gold. Reported annual cash costs of $723 per payable ounce of gold sold, at the lower end of our improved guidance.

◾	Delivered updated Marigold life of mine plan: Released updated plan on June 18, 2018, outlining a ten-year mine life, 30% growth in production through 2021, and robust economics.

◾

Declared commercial production at Chinchillas: The mine achieved commercial production on December 1, 2018, marking a major milestone as we reached sustainable ore delivery from the Chinchillas mine to the Pirquitas plant. In December 2018, the Pirquitas mill operated at 3,605 tpd, processing exclusively Chinchillas ore.

◾

Investment in high-grade Las Chispas project: In the fourth quarter we purchased 9.7% of the issued and outstanding common shares of SilverCrest Metals Inc. for $23 million. SilverCrest’s Las Chispas project represents exposure to an exciting high-grade development project with exploration upside in a favourable mining jurisdiction and compelling near-term development catalysts.

◾	Balance sheet remains strong: Cash and marketable securities totaled $449 million at year-end 2018 after project development and investments for 2019 growth and beyond.

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2.	OUTLOOK

This section of the MD&A provides management’s production, cost, capital, exploration and development expenditure estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 13. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

For the full year 2019, we expect:

Puna Operations (75%
Operating Guidance		Marigold mine	Seabee Gold Operation	interest) (4)
Gold Production	oz	200,000 - 220,000	95,000 - 110,000	—

Silver Production				6.0 -7.0
(Attributable)	Moz	—	—	(4.5 - 5.3)

Lead Production	Mlb			20.0 - 26.0
(Attributable)		—	—	(15.0 -19.5)

Zinc Production	Mlb			15.0 - 20.0
(Attributable)		—	—	(11.3 -15.0)

Cash Costs per Payable Ounce Sold (1)	$/oz	750 - 790	525 - 555	8.00 - 10.00

Sustaining Capital Expenditures (2)	$M	35	25	12

Capitalized Stripping / Capitalized Development	$M	20	12	20

Exploration Expenditures (3)	$M	7.5	6	1

(1)

We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 10.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.
(3)	Includes capitalized and expensed exploration expenditures.
(4)	Shown on a 100% basis unless otherwise indicated by “attributable” which is shown on a 75% basis.

Based on the mid-points of guidance, on a consolidated basis we expect to produce 395,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per ounce. On an attributable basis we expect to produce 375,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per ounce based on the mid-points of guidance.

At the Marigold mine, gold production is expected to increase in 2019 with the full-year benefits from the four haul trucks added to the fleet in mid-2018 and production from the new leach pad beginning in the first quarter of 2019. Due to the ongoing positive operating performance and optimization of pit designs, cash costs guidance of between $750 and $ 790 per payable gold ounce sold is an improvement to the forecast from the 2018 Technical Report. Capital investments are expected to total $35 million in 2019, including $22 million in the mine for maintenance and purchase of mobile fleet as well as $10 million for accelerated leach pad construction and process infrastructure. To accommodate the higher ore tonnes mined and to provide additional operating flexibility regarding leach cycles, construction of a leach pad is expected to be accelerated to the second half of 2019 from 2020. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $7.5 million re-focuses to Mackay, Valmy and Basalt with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Having completed the Red Dot exploration program in 2018, we intend to complete geotechnical drilling and engineering of the remaining Red Dot Mineral Resources with the objective of evaluating the potential for additional Red Dot Mineral Reserves by mid-2019.

At the Seabee Gold Operation we expect to continue executing our plan of increasing mining and milling rates and to deliver another record gold production year in 2019. The plan includes investment of $7 million in underground mining equipment to increase capacity and reliability. With higher tonnes mined and demonstrated milling infrastructure capacity, cash costs are expected to remain low at between $525 and $555 per payable gold ounce sold. Due to continued exploration success at Seabee, we are embarking on an expansion to tailings capacity in excess of that contemplated in the 2017 Technical Report. The first phase is expected to be completed in 2019 at an investment of $15 million, with the remaining sustaining capital investments related to the mill and surface infrastructure. Capitalized development expenditures of $12 million support higher mining rates and reflect the development strategy for the Santoy complex. Exploration expenditures at Seabee total $6 million to continue underground exploration at depth, expansion of Santoy Gap hanging wall (“HW”) and continued testing of surface targets.

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At Puna Operations, with commercial production of the Chinchillas open pit achieved, 2019 marks the first anticipated full year of ore production from the Chinchillas mine transported for processing at the Pirquitas mill. Puna is expected to produce between 6.0 and 7.0 million ounces of silver at cash costs of between $8.00 and $10.00 per payable silver ounce sold. Reported cash costs may vary quarter to quarter due to the by-product credits arising from the production of lead and zinc as such credits vary based on the timing of sales of each concentrate. Capital investments at Puna of $12 million include $5 million for mine equipment maintenance, and $5 million for plant equipment maintenance. Capitalized stripping is elevated through 2019 as the mine completes the highwall pushback and commences stripping the next phase of the Chinchillas pit. As Chinchillas operations ramp-up through 2019, only waste material will be mined over certain periods of the year with ore stockpiled during the pre-production phase transported to and processed at the Pirquitas mill.

With Puna focused on optimization of the mine, transport and mill operations through 2019, limited exploration expenditures of $1 million are planned in the second half of the year.

As previously announced, the completion of certain Chinchillas project infrastructure carries over into 2019, with the remaining investment of approximately $9 million expected to be incurred in the first quarter. The project remains on budget.

In addition to exploration at our three operating mines, we expect to invest $3 million in exploration on the Fisher project adjacent to our Seabee Gold Operation. Community, development and holding costs related to non-operating properties total approximately $5 million.

Gold equivalent figures for our 2019 operating guidance are based on gold-to-silver ratio of 81:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75%-owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $419.2 million in cash and cash equivalents as at December 31, 2018. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On January 1, 2018, we appointed Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to our Board of Directors with the objective to strengthen the Board’s expertise in the areas of international capital markets and legal and corporate governance.

On May 3, 2018, we announced the appointment of Kevin O’Kane as Chief Operating Officer effective June 4, 2018, replacing Alan Pangbourne who retired at the end of May 2018.

On June 18, 2018, we released an updated life of mine plan for the Marigold mine in Nevada, U.S., which outlined an anticipated mine-life of over ten-years based on Mineral Reserves and an after-tax net present value of $552 million. We filed a technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada USA” dated July 31, 2018 (the “Marigold Technical Report”) in support of the updated life of mine plan, which is available on SEDAR at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov and on our website.

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As of June 30, 2018, we sold our remaining position of 9.0 million Pretium Resources Inc. (“Pretium”) common shares for pre-tax cash proceeds of approximately $63.4 million and no longer hold any Pretium shares.

On December 1, 2018, we declared commercial production at Puna Operations’ Chinchillas mine. Development of the mine, located approximately 45 kilometers from the Pirquitas plant, commenced in early 2018 and extends the life of the Pirquitas plant through mining of ore at Chinchillas, transporting the ore to Pirquitas and processing it through the existing Pirquitas plant.

On December 10, 2018, we completed a transaction with SilverCrest Metals Inc. (“SilverCrest”), which owns the Las Chispas project, a high-grade development project in Mexico, to purchase, by way of private placement, a 9.7% ownership interest representing, 8,220,645 common shares of SilverCrest at a price of C$3.73 per common share for total consideration of C$30.7 million.

In 2018, we achieved our initial guidance for the seventh consecutive year by delivering gold equivalent production of over 345,000 ounces at cash costs of $736 and AISC of $1,087 per payable gold equivalent ounce sold.

Successful exploration activities in 2018 increased gold Mineral Reserves at the Marigold mine by 110,000 ounces to 3.3 million ounces and at the Seabee Gold Operation by 39% to 608,000 ounces, as further discussed in Section 5.

Market overview

Metal prices

The market price of gold, as mined at our Marigold mine and Seabee Gold Operation and silver, lead and zinc, as mined at our Puna Operations are key drivers to our profitability. The gold price spent the first quarter trading between $1,360 per ounce and $ 1,310 per ounce before sliding to a low of $1,160 per ounce in mid-August. Subsequently, the price recovered to close out the year at $1,283 per ounce. The PM fix average of $1,268 per ounce in 2018 was slightly higher than the 2017 average of $1,257 per ounce. Silver’s price trading pattern mirrored that of gold with the first five months of 2018 trading within a $17.65 to $16.00 per ounce range. From June through August, the price fell from $17.30 per ounce to $13.90 per ounce before bouncing off the low and moving up to close the year at $15.50 per ounce. The 2018 average silver fix of $15.71 per ounce was considerably lower than the 2017 average of $17.05 per ounce. Both gold and silver prices have continued to climb in early 2019 to levels above $1,300 per ounce, and $15.50 per ounce, respectively.

The lead and zinc markets started 2018 with stronger prices than when the year ended. Lead opened the year at $2,500 per tonne and declined to $2,311 per tonne in mid-March. Following a brief rally, the price fell as low as $1,927 per tonne in mid-August and then traded sideways for the balance of the year, closing at $ 2,021 per tonne. The zinc price followed a similar pattern as lead; zinc opened at $ 3,316 per tonne and reached $3,595 per tonne in mid-February before trending lower to $ 3,150 per tonne in mid-June. Following a descent to $2,300 per tonne in mid-September, the price rallied marginally to close 2018 at $2,467 per tonne. Lead and zinc’s average price for 2018 of $2,241 and $ 2,879 per tonne, respectively, were similar to the 2017 averages of $ 2,327 and $2,894 per tonne respectively. The prices of lead and zinc had minimal impact on our 2018 financial results but will have a more significant impact in 2019 with the Chinchillas project reaching commercial production.

Currency and commodity markets

The Canadian dollar (“CAD”) opened 2018 at $1.25 per U.S. dollar and moved to its strongest point in February at $1.23. From there, the trend was generally weaker with the currency trading to $1.28 in late September until oil prices started to decline. With the Canadian economy and dollar strongly correlated to commodities, CAD fell to $1.37 at year’s end. A stabilized oil price early in January 2019 has helped push CAD to $1.32. The stronger to weaker price action in 2018 was the opposite of 2017. The CAD averaged $1.30 in both 2018 and 2017. Our exposure to the Canadian dollar is significant due to our Canadian Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2020.

The Argentine peso (“ARS”) depreciated from ARS 18.60 per U.S. dollar at the start of 2018 to ARS 41.47 in late September before closing at ARS 37.62 against the U.S. dollar. The average price ARS in 2018 was $ 28.08 compared to $16.55 in 2017. While a weaker currency is positive for Puna Operations operating costs, we expect the high inflation rates in Argentina to somewhat offset the benefits

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of the devaluation of the currency. Economic difficulties along with reforms introduced by the Macri federal government helped to push the ARS significantly weaker over the course of the year.

West Texas Intermediate (WTI) oil prices were steady throughout most of 2018 until the start of the fourth quarter. The WTI price opened 2018 at $60.20 per barrel and ascended to a year high of $76.90 per barrel in early October. In the span of less than three months, the price fell to $42.36 per barrel before recovering to $45.41 per barrel to finish the year. The average WTI oil price in 2018 was $64.90 per barrel compared to $50.85 per barrel in 2017. Diesel, a product of oil, consumed at both the Seabee Gold Operation and at the Marigold mine plays an important factor in each operations’ cost structure. To mitigate against adverse price movements, a portion of the diesel usage is hedged through to 2020.

Factors impacting commodity and currency markets

Numerous diverse factors, both positive and negative, impacted commodity prices in 2018. The most significant factor was the 5% appreciation year-over-year in the US dollar. The dollar strengthened as the U.S. Federal Reserve raised its U.S. dollar target interest rate four times from 1.50% to 2.50% and the Trump federal government added fiscal stimulus through tax cuts. A global move towards trade protectionism and tariffs such as U.S. imposed steel and aluminum tariffs had a negative impact on the global economy and dampened the gross domestic product of countries around the world. Political instability seen in Great Britain (Brexit), Latin America (Brazil and Venezuela) and the Middle East (Saudi Arabia, Iran and Iraq) continue to dominate the headlines and impact commodity prices.

Consolidated financial summary

(presented in thousands of U.D. dollar, except for per share value)

Selected Financial Data (1)	Three Months		Year
	Ended December 31		Ended December 31

	2018	2017	2018	2017

	$	$	$	$
Revenue	103,712	107,881	420,675	448,773
Income from mine operations (1)	16,536	21,190	76,845	113,263
Gross margin (%)	16	20	18	25
Operating income (1)	3,061	19,937	29,895	101,332
Net (loss) income	(2,544)	16,850	(31)	71,466
Basic attributable (loss) income per share	(0.03)	0.14	0.05	0.58
Adjusted attributable income before tax (1)	(345)	3,542	28,586	46,281
Adjusted attributable net income (1)	4,369	2,862	27,961	40,074
Adjusted basic attributable income per share (1)	0.04	0.02	0.23	0.34
Cash (used in) generated by operating activities	(3,744)	45,175	59,769	144,725
Cash used in investing activities	(63,028)	(9,633)	(115,930)	(15,494)
Cash generated by financing activities	11,903	1,942	20,516	4,601

Financial Position	December 31, 2018		December 31, 2017
Cash and cash equivalents		419,212		459,864
Marketable securities		29,542		114,001
Current assets		733,119		799,597
Current liabilities		83,254		71,466
Working capital (1)		649,865		728,131
Total assets		1,521,138		1,537,454

(1)

We report non-GAAP financial measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, to manage and evaluate our operating performance. See “Non-GAAP Financial Measures” in Section 10.

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(i) Quarterly financial summary

Revenue in the fourth quarter of 2018 decreased by 4% relative to the comparative quarter in 2017, due principally to lower gold and silver prices. Gold production was similar to the comparative quarter but gold sales were approximately 3,000 ounces lower due to timing of shipments. Silver production was also similar to the comparative quarter as commercial production was reached at the Chinchillas mine on December 1, 2018 providing a strong finish to the quarter as the Pirquitas plant transitioned to solely Chinchillas ore. Silver sales increased marginally relative to the comparative quarter but the increase did not offset the factors discussed above. Sales of lead and zinc commenced in the quarter with the resumption of base metal production from Pirquitas and Chinchillas ores, but sales were well below production due to timeframes required to ramp up international concentrate sales.

Income from mine operations in the fourth quarter of 2018 generated a gross margin of 16%, lower than the 20% gross margin generated in the fourth quarter of 2017, mainly due to lower realized metal prices impacting margins at the Marigold mine and Puna Operations. Relative to the comparative prior year quarter, the Seabee Gold Operation generated higher income from mine operations as lower cost and depreciation more than offset lower realized prices.

In the fourth quarter of 2018, we incurred a net loss of $2.5 million, compared to net income of $ 16.9 million in the fourth quarter of 2017. In addition to the lower metal prices and finished goods inventory build of gold and concentrates discussed above, we recognized a share-based compensation and payroll expense of $8.3 million principally resulting from stronger relative and absolute share price performance over the quarter. We also recognized an expense of $2.8 million related to the premium paid over the prevailing market price for purchase of the shares of SilverCrest. The subsequent increase in value of SilverCrest shares of $ 4.3 million was recognized in other comprehensive income. During the quarter, a foreign exchange loss was recognized as the Argentine peso stabilized and strengthened relative to the end of the third quarter. Net income in the fourth quarter of 2017 benefited from a tax recovery of $5 million.

Cash used in operating activities was $3.7 million in the fourth quarter of 2018 compared to $45.2 million generated in the fourth quarter of 2017. Lower metal prices combined with lower gold sales at higher unit costs more than offset higher silver sales at lower unit costs at Puna Operations. Operating activities were impacted by a $22.3 million increase in non-cash working capital due to a combination of increased gold and concentrate finished goods inventories, inventory in circuit at Seabee Gold Operation, Chinchillas ore stockpiles at Puna Operations and a reduction in trade payables at year-end, particularly related to the Chinchillas project. We used $63.0 million in investing activities in the fourth quarter of 2018. We invested $23.1 million in the SilverCrest share purchase, $10.6 million in property, plant and equipment, and $18.9 million in the Chinchillas project and loaned $8 million to our joint venture partner. This compared to $9.6 million of cash used for investing activities in the fourth quarter of 2017 as the quarter benefited from $63.4 million of Pretium share sale proceeds. We received $8.8 million from our joint venture partner for its share of the development costs of the Chinchillas project.

(ii) Annual financial summary

The 6% decrease in revenue for the year of 2018 compared to the year of 2017 was due to an 8% decrease in equivalent payable gold ounces sold somewhat offset by a higher average realized gold price. The decrease was more than offset by lower silver ounces sold from Puna Operations, as lower grade ore stockpiles were processed through the development of the Chinchillas project.

Income from mine operations in 2018 generated a gross margin of 18%, lower than the 25% in 2017. Higher sales of gold at lower cost of sales at the Seabee Gold Operation was more than offset by lower sales of silver at Puna Operations and higher cost of sales at the Marigold mine. In the year ended December 31, 2017, the release of a supplies inventory provision at Puna Operations and the resolution of our export duty claim in Argentina resulted in a $10.5 million reduction to cost of sales, increasing the 2017 reported gross margin.

Our strong relative and absolute share price performance resulted in a $9.1 million higher share-based payment expense in 2018 relative to 2017 being recognized through general and administrative expense. We incurred a $2.8 million expense related to the premium paid over the prevailing market price on recording the investment in SilverCrest shares. The subsequent increase in value of SilverCrest shares of $4.3 million was recognized in other comprehensive income. We reported an elevated effective tax rate due to a $4.7 million tax expense related to the Argentine re-organization recorded in the second quarter of 2018. As a result, a small net loss was reported in 2018. Net income for 2017 benefitted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

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Cash generated from operating activities was $59.8 million in 2018, compared to $144.7 million in 2017. Higher sales and lower unit costs at the Seabee Gold Operation were more than offset by lower sales combined with higher unit costs both at Puna Operations and the Marigold mine. Non-cash working capital of $36 million was incurred as finished goods and ore inventories were built across all operations and particularly related to the development and ramp up at Chinchillas. We used $115.9 million in investing activities in the year ended December 31, 2018, compared to $15.5 million used in the comparative period of 2017. In 2018, we received $63.4 million from the sales of our remaining common shares of Pretium while investments in our business included $67.7 million in property, plant and equipment, $60.2 million in the Chinchillas project, $23.1 million in SilverCrest share purchase and loaned $8.0 million to our joint venture partner. We received $15.2 million from our joint venture partner for its share of the development and operating costs of the Chinchillas project.

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4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended					Total
	December 31,	September	June 30,	March 31,	December
Operating data	2018	30, 2018	2018	2018	31, 2017	2018	2017

Consolidated production and sales:
Gold produced (oz)	74,779	86,290	73,018	66,676	76,995	300,763	286,238
Silver produced (‘000 oz)	1,189	666	954	938	1,169	3,747	6,177
Silver produced (attributable) (‘000 oz) (1)	892	500	716	704	877	2,812	5,330
Zinc produced (‘000 lb) (2)	4,014	3,241	1,520	—	—	8,775	—
Lead produced (‘000 lb) (3)	2,735	372	—	—	—	3,107	—

Gold sold (oz)	72,261	88,787	67,156	62,090	75,389	290,294	286,279
Silver sold (‘000 oz)	932	623	1,142	1,064	820	3,761	5,994
Silver sold (attributable) (‘000 oz) (1)	699	467	857	798	615	2,821	5,088
Zinc sold (‘000 lb) (2)	1,983	382	—	—	—	2,365	—
Lead sold (‘000 lb) (3)	1,059	—	—	—	—	1,059	—

Cash costs ($/oz) - payable gold from Marigold mine (4)	760	711	700	720	699	723	647
Cash costs ($/oz) - payable gold from Seabee Gold Operation (4)	502	447	616	481	605	505	602
Cash costs ($/oz) - payable silver from Puna Operations (4)	15.02	17.41	14.73	17.07	16.36	15.91	13.07

Gold equivalent production (oz) (5)	88,718	94,808	85,082	78,482	92,594	347,090	393,325
Gold equivalent production (attributable) (oz) (1,5)	85,236	92,685	82,072	75,537	88,698	336,208	358,862

Realized gold price ($/oz) (4)	1,230	1,208	1,304	1,334	1,271	1,263	1,255
Realized silver price ($/oz) (4)	14.42	15.45	16.49	16.79	16.96	15.92	17.10

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (4,5)	757	682	758	766	737	736	703
AISC per equivalent gold ounce sold ($/oz) (4,5)	1,168	978	1,121	1,115	1,008	1,088	972

Financial data ($000s)
Revenue	103,712	115,033	104,028	97,902	107,881	420,675	448,773
Income from mine operations	16,536	21,875	21,203	17,231	21,190	76,845	113,263

(1)	Figures are on a 75% basis for attributable production and sales at Puna Operations.
(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.
(3)	Data for lead production and sales relate only to lead in lead concentrate.
(4)

We report the non-GAAP financial measures of realized metal price, cash costs, and all-in sustaining costs (“AISC”) per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Comprehensive (Loss) Income, please refer to “Non-GAAP Financial Measures” in Section 10.

(5)

Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

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Marigold Mine, U.S.

	Three months ended
					Total
	December 31,	September 30,
Operating data	2018	2018	June 30, 2018	March 31, 2018	2018	2017
Total material mined (kt)	17,039	21,284	15,958	16,150	70,431	69,011
Waste removed (kt)	11,361	14,411	8,083	9,052	42,907	43,422
Total ore stacked (kt)	5,679	6,873	7,875	7,099	27,526	25,589
Strip ratio	2.0	2.1	1.0	1.3	1.6	1.7
Mining cost ($/t mined)	1.86	1.51	1.92	1.80	1.76	1.68
Gold stacked grade (g/t)	0.34	0.32	0.42	0.37	0.37	0.35
Processing cost ($/t processed)	1.27	1.12	0.86	0.93	1.03	0.92
Gold recovery (%)	72.9	72.3	74.4	73.6	73.5	73.0
General and admin costs ($/t processed)	0.51	0.50	0.41	0.42	0.45	0.46

Gold produced (oz)	54,306	58,459	49,436	42,960	205,161	202,240
Gold sold (oz)	50,550	59,612	46,644	42,078	198,884	200,192

Realized gold price ($/oz) (1)	1,227	1,207	1,304	1,331	1,261	1,254

Cash costs ($/oz) (1)	760	711	700	720	723	647
AISC ($/oz) (1)	995	965	981	954	974	896

Financial data ($000s)
Revenue	61,861	71,848	60,752	55,880	250,341	250,825
Income from mine operations	9,977	13,254	14,670	12,312	50,213	66,666
Capital expenditures (2)	8,328	25,461	14,481	4,665	52,935	20,364
Capitalized stripping	1,208	2,529	850	2,902	7,489	22,863
Exploration expenditures (3)	2,096	2,956	3,243	1,914	10,209	4,900

(1)

We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of (Loss) Income, please refer to “Non-GAAP Financial Measures” in Section 10.

(2)	Includes expansion capital expenditure of $22 million for the twelve months ended December 31, 2018.
(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In 2018, the Marigold mine produced 205,161 ounces of gold, surpassing the upper end of our revised production guidance. This compares to 202,240 ounces of gold produced in 2017. For the full-year, gold sales were 198,884 ounces due to bullion inventory increasing in the fourth quarter relative to the previous quarter, which we expect to sell in the first quarter of 2019.

Material mined during the year totaled 70.4 million tonnes, a 2% increase as compared to 2017. The mine achieved record annual ore tonnes delivered to the leach pads with over 27.5 million tonnes stacked.

During the fourth quarter of 2018, 17.0 million tonnes of material were mined, down 20% from the third quarter due to scheduled maintenance on the electric rope shovel and longer haul cycles. Construction delays deferred the new leach pad commissioning to the first quarter of 2019 and solution application commenced in January 2019.

Approximately 5.7 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.34 g/t during the fourth quarter. This compares to 6.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.32 g/t in the third quarter. Gold grade mined in the fourth quarter was 6% higher than the third quarter due to mining deeper in the current phase of the Mackay pit. The strip ratio declined to 2.0:1 in the quarter, a 5% reduction compared to the previous quarter.

In the fourth quarter of 2018, the Marigold mine produced 54,306 ounces of gold, representing a 7% reduction as compared to the previous quarter.

SSR Mining Inc.	MD&A Year-End 2018 | 11

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Cash costs, which include all costs of inventory, refining costs and royalties, of $760 per payable ounce of gold sold in the fourth quarter of 2018 were 7% higher than the previous quarter primarily due to planned lower grades mined in the second half of the year. Total mining costs of $1.86 per tonne in the fourth quarter of 2018 were 23% higher than in the previous quarter due to fewer tonnes mined. Processing and general and administrative unit costs were higher in the fourth quarter of 2018 than in the third quarter of 2018 due to lower tonnes mined and processed. Processing and general and administrative costs in the current quarter were comparable on an absolute basis to the preceding quarter while mining costs declined. Cash costs per payable ounce of gold sold in 2018 were $723, higher than the $ 647 per payable ounce of gold sold in 2017, mainly due to higher leach pad opening inventory unit costs in 2018 relative to 2017.

AISC in the fourth quarter of 2018 was $995 per payable ounce of gold sold compared to $ 965 in the third quarter due to increased capital spending mostly related to mobile equipment and construction of a new leach pad. AISC of $974 per payable ounce of gold sold in 2018 increased from $896 in 2017, primarily due to higher capital investments and exploration partially offset by lower capitalized stripping.

Mine sales

A total of 50,550 ounces of gold were sold at an average realized price of $1,227 per ounce during the fourth quarter of 2018, a decrease of 15% from the 59,612 ounces of gold sold at an average realized price of $1,207 per ounce during the third quarter of 2018. In 2018, gold sales decreased marginally and totaled 198,884 ounces, compared to 200,192 ounces in 2017.

Exploration

Exploration at Marigold in 2018 successfully replaced mine depletion with growth in Mineral Reserves compared to the end of 2017. Mineral Reserves increased to 3.30 million gold ounces (201.5 million tonnes at an average gold grade of 0.47 g/t), while Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 5.56 million gold ounces (354.5 million tonnes at an average gold grade of 0.47 g/t).

Drilling activities during the fourth quarter of 2018 targeted infill drilling and upgrade of Mineral Resources at Red Dot and growth at various phases of the Mackay Pit, with work also targeting resource addition. This is consistent with our longer-term objective of completing the necessary infill and geotechnical drilling to complete pit designs and an economic evaluation over the entire Red Dot area by mid-year 2019. During the quarter, we completed 21,260 meters of drilling in 60 reverse circulation (“RC”) holes at the Mackay pit and within the Red Dot area. RC drilling for the year totaled 93,276 meters in 259 RC holes.

Following our exploration news release of November 6, 2018, we have received results from an additional 33 RC drill holes that targeted Mineral Resource portions of the Red Dot deposit and its northern extensions. This contributed, in part, to success in achieving our objective of converting Mineral Resources to Mineral Reserves.

For 2019, we are planning 60,000 meters of drilling as our exploration focus returns to resource growth on the prospective Valmy, East Basalt, and North and South Red Dot areas.

SSR Mining Inc.	MD&A Year-End 2018 | 12

Seabee Gold Operation, Canada

	Three months ended				Total
Operating data	December 31,	September 30,	June 30,	March 31,
	2018	2018	2018	2018	2018	2017
Total ore milled (t)	86,447	88,273	84,010	93,269	351,999	330,415
Ore milled per day (t/day)	940	959	923	1,036	964	905
Gold mill feed grade (g/t)	10.20	9.52	7.95	8.95	9.16	8.25
Mining cost ($/t mined)	57	48	60	59	56	68
Processing cost ($/t processed)	26	26	27	21	25	23
Gold recovery (%)	97.6	97.1	97.3	97.4	97.4	97.4
General and admin cost ($/t processed)	63	47	62	53	56	54

Gold produced (oz)	20,473	27,831	23,582	23,716	95,602	83,998
Gold sold (oz) (1)	21,711	29,175	20,512	20,012	91,410	86,087

Realized gold price ($/oz) (2)	1,236	1,210	1,306	1,340	1,267	1,259

Cash costs ($/oz) (2)	502	447	616	481	505	602
AISC ($/oz) (2)	743	596	854	896	755	843

Financial data ($000s)
Revenue	26,890	35,270	26,706	26,789	115,655	108,334
Income from mine operations	7,347	11,061	5,703	6,672	30,783	15,644
Capital expenditures	625	968	1,035	4,426	7,054	7,190
Capitalized development	2,910	1,812	2,069	2,283	9,074	8,294
Exploration expenditures (3)	1,661	2,860	2,745	2,032	9,298	5,959

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter return royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.
(2)

We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Comprehensive (Loss) Income, please refer to “Non-GAAP Financial Measures” in Section 10.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operation produced 95,602 ounces of gold in 2018, an annual production record resulting from an improved milling rate and higher gold grade.

In 2018, the operation milled 351,999 tonnes of ore, 7% higher than 2017 and another operating record, largely due to our ongoing Operational Excellence initiatives. During the year, average gold mill feed grade was 9.16 g/t, 11% higher compared to the average gold grade milled in 2017. The Santoy mine supplied 93% of ore milled, predominantly from long hole stopes; the remaining ore was sourced from the Seabee mine, which was closed in the second quarter of 2018.

In the fourth quarter of 2018, the operation produced 20,473 ounces of gold, a 26% decrease primarily due to gold ounces contained in-circuit at year-end 2018 due to timing of gold pours.

During the fourth quarter, 86,447 tonnes of ore were milled at an average gold grade of 10.20 g/t and recovery of 97.6%. This compares to 88,273 tonnes of ore milled at an average gold grade of 9.52 g/t and recovery of 97.1% in the third quarter of 2018.

SSR Mining Inc.	MD&A Year-End 2018 | 13

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Cash costs per payable ounce of gold sold, which include all costs of inventory, and refining costs were $502 in the fourth quarter of 2018, higher than the $447 recorded in the third quarter of 2018. Higher cash costs were due to higher unit mining and general and administrative costs and lower production. Costs per tonne mined were $57 in the fourth quarter of 2018, 19% higher than in the previous quarter due to lower tonnes mined. Processing costs per tonne remained comparable to the prior quarter, while general and administrative unit costs increased by 34% in the fourth quarter of 2018 compared to the third quarter of 2018, due to adjustments to payroll accruals between the two quarters and lower tonnes milled. Cash costs per payable ounce of gold sold in 2018 were $505, lower than the $602 per payable ounce sold in 2017 due to lower unit mining costs and higher gold mill feed grade.

AISC per payable ounce of gold sold were $743 in the fourth quarter of 2018, compared to $596 in the third quarter, due to higher cash costs and higher per ounce underground capital development in conjunction with lower ounces sold. In 2018, AISC per payable ounce of gold sold decreased to $755 from $843 in 2017, mainly due to lower cash costs per payable ounce of gold sold.

Mine sales

A total of 21,711 ounces of gold were sold at an average realized price of $1,236 per ounce of gold during the fourth quarter of 2018. This compares to 29,175 ounces of gold sold in the third quarter of 2018 at an average realized price of $1,210 per ounce of gold. Gold sales totaled 91,410 ounces in 2018 compared to 86,087 ounces in 2017. Realized prices were marginally higher in 2018 than in 2017.

Exploration

At the Seabee Gold Operation, our 2018 objectives were to maximize Mineral Resource to Mineral Reserve conversion on the Santoy 8, and Santoy Gap zones. We were successful with those objectives, as 2018 Mineral Reserves increased 39% after depletion to 608,000 gold ounces (Proven Mineral Reserves were 94,500 ounces (0.33 million tonnes at an average gold grade of 9.00 g/t) and Probable Mineral Reserves were 513,500 ounces (1.73 million tonnes at an average gold grade of 9.24 g/t)). Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) at 2018 year-end are 26% higher at 856,000 gold ounces (Measured Mineral Resources were 170,000 ounces (0.45 million tonnes at an average gold grade of 11.7 g/t) and Indicated Mineral Resources were 686,000 ounces (1.85 million tonnes at an average gold grade of 11.56 g/t)). Inferred Mineral Resources for 2018 are 482,000 gold ounces (1.70 million tonnes at an average gold grade of 8.82 g/t), reflecting our focus on conversion activities during the year.

During the fourth quarter of 2018, Seabee Gold Operation completed 15,453 meters of underground drilling for a total of 52,500 meters for the year to infill the Santoy 8A and Santoy Gap deposits. From surface, in the immediate vicinity of the Santoy mine, we completed 6,168 meters of drilling in the fourth quarter for a total of 24,389 meters of drilling for the year exploring at the Santoy Gap targets. Discovery and exploration of the Santoy Gap hanging wall (“HW”) resulted in an initial Inferred Mineral Resource being reported in this mineralized structure sitting adjacent to the Santoy main ore zones. Greenfields drilling during the fourth quarter of 2018 totaled 3,552 meters with activities on the adjacent Fisher property, currently under option from Taiga Gold Corp.

For 2019, we are planning to drill 68,000 meters in the area of the Santoy mine, with another 16,000 meters of drilling on greenfields targets on property owned or optioned by us.

SSR Mining Inc.	MD&A Year-End 2018 | 14

Puna Operations, Argentina (75% interest)

(amounts presented on a 100% basis)

	Three months ended				Total
	December 31,	September 30,
Operating data	2018	2018	June 30, 2018	March 31, 2018	2018	2017
Total material mined (kt) (1)	897	—	—	—	897	—
Waste removed (kt) (1)	696	—	—	—	696	—
Strip ratio (1)	3.5	—	—	—	3.5	—
Mining cost ($/t mined) (1)	2.61	—	—	—	2.61	—
Ore milled (kt)	342	308	396	374	1,420	1,798
Silver mill feed grade (g/t)	133	96	110	115	114	152
Zinc mill feed grade (%)	1.14	1.25	0.71	—	0.84	—
Lead mill feed grade (%) (1)	0.92	—	—	—	0.92	—
Processing cost ($/t milled)	22.18	20.87	17.26	15.34	18.72	13.00
Silver recovery (%)	81.5	69.9	68.1	67.7	72.1	70.3
Zinc recovery (%)	49.5	38.1	31.5	—	39.3	—
Lead recovery (%) (1)	83.1	—	—	—	83.1	—
General and admin cost ($/t milled)	8.16	7.98	7.07	6.33	7.34	5.19

Silver produced (‘000 oz)	1,189	666	954	938	3,747	6,177
Silver sold (‘000 oz)	932	623	1,142	1,064	3,761	5,994

Zinc produced (‘000 lb) (2)	4,014	3,241	1,520	—	8,775	—
Zinc sold (‘000 lb) (2)	1,983	382	—	—	2,365	—

Lead produced (‘000 lb) (3)	2,735	372	—	—	3,107	—
Lead sold (‘000 lb) (3)	1,059	—	—	—	1,059	—

Realized silver price ($/oz) (4)	14.42	15.45	16.49	16.79	15.92	17.10

Cash costs ($/oz) (4,5)	15.02	17.41	14.73	17.07	15.91	13.07
AISC ($/oz) (4,5)	20.45	22.39	17.66	18.37	19.33	14.30

Financial Data ($000s)
Revenue	14,961	7,915	16,570	15,233	54,679	89,614
(Loss) Income from mine operations	(788)	(2,440)	830	(1,753)	(4,151)	30,953
Capital expenditures	3,849	2,390	2,652	789	9,680	4,604
Deferred stripping	—	—	—	—	—	—
Exploration expenditures (6)	21	6	429	6	462	—

(1)	Data is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.
(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.
(3)	Data for lead production and sales relate only to lead in lead concentrate.
(4)

We report the non-GAAP financial measures of realized metal prices, cash costs and AISC per payable ounce of precious metal sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of (Loss) Income, please refer to “Non-GAAP Financial Measures” in Section 10 of our MD&A.

(5)

Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $5.30 for the three months ended December 31, 2017 (September 31, 2017 - $5.20, June 30, 2017 - $3.30, March 31, 2017 - $2.00) and $3.90 for the year ended December 31, 2017.

(6)	Includes capitalized and expensed exploration expenditures.

SSR Mining Inc.	MD&A Year-End 2018 | 15

Mine production

In 2018, Puna Operations, of which we hold 75% interest, produced a total of 3.7 million ounces of silver, 8.8 million pounds of zinc and 3.1 million pounds of lead. On an attributable basis, silver production in 2018 totaled 2.8 million ounces.

During the year, ore was milled at an average of 3,890 tonnes per day. Ore milled contained an average silver grade of 114 g/t. The average silver recovery was 72.1%, a 3% improvement as compared to 2017.

In the fourth quarter of 2018, silver production was 1.2 million ounces, an increase of 79% relative to the third quarter, due mainly to the increased tonnage of higher-grade Chinchillas ore milled. On an attributable basis, silver production for the quarter totaled 0.9 million ounces.

Subsequent to the declaration of commercial production at Chinchillas, material mined in December 2018 totaled 897,000 tonnes, including 201,000 tonnes of ore.

During the fourth quarter of 2018, ore was milled at an average of 3,720 tonnes per day. In December ore was sourced exclusively from Chinchillas and achieved a 3,605 tonnes per day milling rate. Processed ore in the fourth quarter contained an average silver grade of 133 g/t, a 38% increase as compared to the third quarter of 2018, due to processing of high grade Chinchillas ore in December. The average silver recovery in the fourth quarter was 81.5%, a 17% increase over the third quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties, export duties and by-product credits, were $15.02 per payable ounce of silver sold in the fourth quarter of 2018, a decrease from $17.41 per payable ounce of silver sold in the third quarter of 2018. Such decrease was primarily due to higher production resulting from higher silver grade of ore processed and recognition of by-product credits.

Cash costs per payable ounce of silver sold in 2018 increased to $15.91 from $13.07 in 2017. Until commercial production was declared at Chinchillas on December 1, 2018, Puna Operations processed sequentially lower grade stockpile ore since the closure of the Pirquitas open pit in January 2017.

AISC per payable ounce of silver sold in the fourth quarter of 2018 were at $20.45 compared to $22.39 in the third quarter due to lower cash costs and higher volumes sold. AISC of $19.33 per payable ounce of silver sold in 2018 were higher than $14.30 per payable ounce of silver sold in 2017 due to higher cash costs and higher capital investments per ounce sold.

Mine sales

Silver sales totaled 0.9 million ounces and attributable sales were 0.7 million in the fourth quarter of 2018, a 49% increase from the third quarter of 2018, due to higher production in the fourth quarter of 2018. Silver sales for the year totaled 3.8 million ounces and attributable share of silver sales in 2018 was 2.8 million ounces. This compares to 6.0 million ounces of silver sold in 2017.

Exploration

At Puna Operations, exploration activities were limited to the collection of detailed drone magnetic data at Chinchillas and the Pirquitas mine areas.

In 2018, we evaluated the potential for an underground mine at the Pirquitas deposit to provide supplemental ore to the Pirquitas mill. The study confirmed a technically feasible and economic project, however with a return below our investment thresholds at current metal prices. We have budgeted $1 million in 2019 for a 3,000-meter drill program to test for extensions to the mineralization that could have a positive impact on the project economics.

SSR Mining Inc.	MD&A Year-End 2018 | 16

Chinchillas Project, Argentina

During the fourth quarter, pre-stripping activities at the Chinchillas project were completed, ore haulage met required tonnages and commercial production was declared on December 1, 2018. Ore feed to the Pirquitas plant has been sourced from the Chinchillas mine since that date. Metallurgical recovery performance of the Chinchillas ore has met or exceeded design.

Construction of the in-pit tailings pumping and delivery system is complete, the slurry pumps have been pre-commissioned, and the tailings pipeline hydraulic test finished. The water reclaim pipeline has been hydrostatically tested and the pumps installed in the barges. The power line to the pumps is finished and in service. Pre-commissioning and commissioning of the tailings system is in process.

The Chinchillas truck shop structure is nearing completion with the installation of the main structural steel, cladding and internal offices. Electrical installation continues and the bridge crane is scheduled for installation in February. Two truck bays are being temporarily used in operations, while the finishing equipping of the facility is in progress.

Certain infrastructure and remaining road upgrades within the scope of the project will continue into the first quarter of 2019 with remaining capital expenditures totaling $9 million. The project remains on budget.

5.	REVIEW OF PROJECTS AND MINERAL RESERVES AND MINERAL RESOURCES

Pitarrilla Project, Mexico

In 2018, we advanced a study evaluating the potential for an underground mine at the Pitarrilla project. The study confirmed a technically feasible and economic project; however, with a return below our investment thresholds at current metal prices. We are conducting a review of the geological model evaluating structural controls that may define higher grade areas that were potentially underestimated in the model originally developed for open pit purposes.

Mineral Reserves and Mineral Resources

At December 31, 2018, our total estimated Proven and Probable gold Mineral Reserves were 3.91 million ounces and total estimated silver Proven and Probable Mineral Reserves were 38.7 million ounces. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are unchanged from those used to determine the Mineral Reserves estimate at December 31, 2017, reflecting market conditions and consensus long-term metal prices. All Mineral Resources and Mineral Reserves estimates are reported on a 100% basis, except for Puna Operations. Mineral Resources and Mineral Reserves estimates of silver ounces for Puna Operations are reported on a 75% attributable basis.

At Marigold, our 2018 exploration program led to an increase in Mineral Reserves. Probable Mineral Reserves increased to 3.3 million ounces of gold (201.5 million tonnes at an average gold grade of 0.47 g/t), after accounting for mining depletion and minor modeling reductions, while gold grade increased to 0.47 g/t. The increase in Probable Mineral Reserves is attributable to our successful infill and exploration drilling programs, which converted Mineral Resources at a portion of Red Dot and Mackay, collectively adding 460,000 gold ounces to Mineral Reserves. We added 350,000 ounces of gold Mineral Reserves at Red Dot, which we refer to as Red Dot Phase 1. Depletion of Mineral Reserves due to 2018 gold production totaled 320,000 ounces. Indicated Mineral Resources (inclusive of Mineral Reserves) totaled 5.56 million ounces of gold (354.5 million tonnes at an average gold grade of 0.47 g/t) after accounting for mining depletion and mine plan optimization, offset by our successful exploration program. Inferred Mineral Resources declined to 400,000 ounces of gold (33.6 million tonnes at an average gold grade of 0.37 g/t) due to conversion of Mineral Reserves and Mineral Resources in certain areas, particularly Red Dot. In addition, for further information regarding our Mineral Reserves and Mineral Resources estimate at Marigold, please see the Marigold Technical Report.

At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 608,000 ounces of gold (Proven Mineral Reserves were 94,500 ounces (0.33 million tonnes at an average gold grade of 9.00 g/t) and Probable Mineral Reserves were 513,500 ounces (1.73 million tonnes at an average gold grade of 9.24 g/t)), a 39% increase compared to year-end 2017 as a result of conversion at Santoy 8. Proven and Probable Mineral Reserves increases are due to conversion of 191,000 gold ounces at Santoy 8 and 92,000 gold ounces at Santoy Gap. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 856,000 gold ounces (Measured

SSR Mining Inc.	MD&A Year-End 2018 | 17

Mineral Resources were 170,000 ounces (0.45 million tonnes at an average gold grade of 11.76 g/t) and Indicated Mineral Resources were 686,000 ounces (1.85 million tonnes at an average gold grade of 11.56 g/t)) at year-end 2018, reflecting an increase of 207,000 gold ounces at Santoy 8 and 17,000 gold ounces at Santoy Gap. As at December 31, 2018, Inferred Mineral Resources total 482,000 gold ounces (1.70 million tonnes at an average gold grade of 8.82 g/t), inclusive of our inaugural Inferred Mineral Resource estimate at Santoy Gap HW and reflecting a focus on Mineral Resources Conversion in 2018. In addition, for further information regarding our Mineral Reserves and Mineral Resources estimate at the Seabee Gold Operation, please see the technical report entitled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017 (“Seabee Gold Operation Technical Report”).

At Puna Operations, Proven and Probable Mineral Reserves decreased to 38.7 million ounces of silver (Proven Mineral Reserves were 4.5 million ounces (0.94 million tonnes at an average silver grade of 196 g/t) and Probable Mineral Reserves were 34.3 million ounces (9.38 million tonnes at an average silver grade of 152 g/t)) due to depletion at the Chinchillas mine, processing Pirquitas stockpiles and modeling adjustments. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 89.0 million ounces of silver (Measured Mineral Resources were 6.6 million ounces (2.11 million tonnes at an average silver grade of 130 g/t) and Indicated Mineral Resources were 82.4 million ounces (29.51 million tonnes at an average silver grade of 116 g/t)) within the open pit, underground and stockpile inventory at both Chinchillas and Pirquitas. Inferred Mineral Resources are estimated to total 31.1 million ounces of silver (22.37 million tonnes at an average silver grade of 58 g/t) at December 31, 2018. In addition, for further information regarding our Mineral Reserves and Mineral Resources estimate at Puna Operations, please see the technical report entitled “NI 43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 (the “Chinchillas Technical Report”).

6.	REVIEW OF ANNUAL FINANCIAL RESULTS

Income Statement Review

(expressed in thousands of United States dollars, except for per share amounts)

	Years ended December 31

	2018	2017	2016 (1)

	$	$	$
Revenue	420,675	448,773	490,986

Cost of sales	(343,830)	(335,510)	(336,980)

Income from mine operations	76,845	113,263	154,006

Impairment reversal	—	24,357	—

Operating income	29,895	101,332	112,605

Net (loss) income	(31)	71,466	64,957

Basic income per share attributable to equity holders of SSR Mining	0.05	0.58	0.63

Diluted income per share attributable to equity holders of SSR Mining	0.05	0.57	0.62

(1)

Data presented in this table with respect to the Seabee Gold Operation is for the period May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation, following our acquisition of Claude Resources.

Revenue

Realized gold and silver prices are non-GAAP financial measure. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Realized gold prices increased by $ 8 per ounce or less than 1% compared to 2017 while silver prices declined by $1.18 per ounce or 7% compared to 2017. Lower metal prices negatively impact revenue and reported income.

In 2018, we recognized revenues of $420.7 million compared to $448.8 million in 2017 as higher sales from our Seabee Gold Operation were more than offset by the anticipated decrease in sales from our Puna Operations.

SSR Mining Inc.	MD&A Year-End 2018 | 18

◾

At the Marigold mine, we sold 198,780 payable ounces of gold at an average realized price of $1,261 per ounce, generating total revenue of $250.3 million in 2018 compared to sales of 200,094 payable ounces of gold at an average realized price of $1,254 per ounce, generating total revenue of $250.8 million in 2017.

◾

At the Seabee Gold Operation, we recognized revenues of $115.7 million in 2018, from the sale of 91,360 payable ounces of gold, at an average realized price of $1,267 per ounce, compared to revenues of $108.3 million from the sale of 86,050 payable ounces of gold at an average realized price of $1,259 per ounce, in 2017.

◾

At Puna Operations we recognized revenues of $54.7 million in 2018 from the sale of 3.6 million payable ounces of silver at an average realized price of $15.92 per ounce compared to revenue of $89.6 million recognized in 2017 from the sale of 5.8 million payable ounces of silver at an average realized price of $17.10 per ounce. At December 31, 2018, sales contracts containing 0.8 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the year ended December 31, 2018, was $343.8 million, compared to $335.5 million in 2017. In 2017, cost of sales benefited from non-cash adjustments at the Puna Operations totaling $10.6 million.

◾

At the Marigold mine, cost of sales for 2018 was $200.1 million, generating income from mine operations of $50.2 million compared to cost of sales in 2017 of $184.2 million, generating income from mine operations of $66.7 million. Cost of sales were higher at similar sales volumes due to higher inventory costs.

◾

At the Seabee Gold Operation, cost of sales in 2018, was $84.9 million, generating income from mine operations of $30.8 million compared to cost of sales in 2017 of $92.7 million, generating income from mine operations of $15.6 million. Cost of sales were lower despite the increase in sales volumes due to lower inventory costs from higher grades processed and lower depreciation.

◾

At Puna Operations, cost of sales for 2018 was $58.8 million, compared to $58.7 million in 2017, with a resulting loss from mine operations of $4.2 million in 2018, compared to income of $31.0 million in 2017. Low grade Pirquitas stockpiles were processed through 2018 prior to the Chinchillas project reaching commercial completion on December 1, 2018. Cost of sales in 2017 was positively impacted by $6.3 million of non-cash reversal of inventory provision and a positive non-cash impact of $4.3 million of export duties following the resolution of our export duty claim.

Other operating costs

General and administrative expenses for the year ended December 31, 2018, of $32.9 million were higher than the $20.3 million recorded in 2017. Share-based compensation expense was $13.4 million in 2018 higher than the $4.2 million in 2017, due to stronger relative and absolute share price performance.

Expensed exploration and evaluation expenses were $14.0 million in 2018 compared to $16.0 million in 2017. Expenditures principally in the current period related to greenfield exploration work performed at the Seabee Gold Operation and SIB project.

Non-operating items

We recorded $33.6 million of interest expense and other financing costs in 2018, comparable to $34.9 million in 2017. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes issued in 2013 (the “Notes”). In 2018, we incurred interest expense of $ 6.2 million (2017 - $7.6 million) following the moratorium settlement in Argentina. On acquisition of the SilverCrest shares, we recognized an expense of $2.8 million related to the premium paid over the prevailing market price for the purchase of the shares of SilverCrest. Due to the subsequent increase in the SilverCrest share price, we recognized a gain of $4.3 million in Other Comprehensive Income at December 31, 2018.

SSR Mining Inc.	MD&A Year-End 2018 | 19

We recorded foreign exchange gains for year ended December 31, 2018 of $9.2 million compared to $5.1 million in 2017. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and CAD. The gain in the year resulted mainly from a weakening ARS, in which our moratorium liability is denominated, partially offset by VAT receivables balance. The CAD weakened against the USD during 2018.

Taxation

For the year ended December 31, 2018, we recorded an income tax expense of $8.1 million compared to $3.1 million in the year ended December 31, 2017. The total income tax expense in the year consists of current tax expense of $8.0 million and deferred tax expense of $0.1 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, metal concentrate and gold sales activities in Canada, and current tax paid of $4.7 million related to the restructure of the Argentina operations. Offsets to the income tax expense items is primarily the general and administrative expenses in Canada.

The total income tax expense for the twelve months ended December 31, 2017 consisted of a current tax expense of $3.0 million and a deferred tax expense of $0.1 million. We recognized an income tax recovery in the year of $6.5 million due to the legislative changes in the United States, primarily due to a significant reduction in income tax rates applicable from January 1, 2018, impacting our Marigold Mine. The residual income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and concentrates and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada.

Net income

Net loss for the year ended December 31, 2018 was $0.03 million compared to a net income of $71.5 million for the year ended December 31, 2017. In the year ended December 31, 2017, we recognized non-cash adjustments to cost of sales due to the resolution of our export duty claim in Argentina of $4.3 million and $6.3 million due to reversal of supplies inventory previously written down at Puna Operations. We also recorded an impairment reversal of the Pirquitas plant of $24.4 million resulting from the Pirquitas life extension following the formation of the joint venture for the Chinchillas project.

Income attributable to the equity holders of SSR Mining was $ 6.4 million ($0.05 per share) in 2018 compared to $69.3 million ($0.58 per share) in 2017. Income attributable to equity holders of SSR Mining in 2018 was higher as the jointly owned Puna Operations recorded a loss while the remaining business reported a profit.

Other comprehensive income

During 2018, we recognized a loss of $37.7 million on marketable securities compared to a gain of $25.9 million in 2017, due to fair value movements in marketable securities designated as fair value through other comprehensive income.

Financial Position and Liquidity

(expressed in thousands of United States dollars)

	As at December 31

	2018	2017	2016

Cash and cash equivalents	419,212	459,864	327,127

Working capital (1)	649,865	728,131	559,934

Total assets	1,521,138	1,537,454	1,438,688

Non-current financial liabilities	247,551	233,180	220,054

Cash generated by operating activities	59,769	144,725	170.684

Cash (used in) investing activities	(115,930)	(15,494)	(43,264)

Cash generated by (used in) financing activities	20,516	4,601	(11,064)

(1)

We report the non-GAAP financial measure of working capital to manage and evaluate operating performance at our mines. For a better understanding of this measure, please refer to “Non-GAAP Financial Measures” in Section 10.

SSR Mining Inc.	MD&A Year-End 2018 | 20

Liquidity

At December 31, 2018, we had $419.2 million of cash and cash equivalents, a decrease of $40.7 million from December 31, 2017. Our cash generated by operating activities was $ 59.8 million, while $67.7 million was invested in plant and equipment and $16.6 million was invested in capitalized stripping and underground development at our Marigold mine and Seabee Gold Operation, which will benefit future periods. We also invested $60.2 million in the development of the Chinchillas project and $23.1 million in the purchase of SilverCrest shares. We received $63.4 million from the sale of our remaining common shares of Pretium.

At December 31, 2018, our working capital position of $ 649.9 million, was a decrease of $78.3 million from $728.1 million at December 31, 2017, mainly due to the decline in the market value of common shares of Pretium which have now been sold. We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at December 31, 2018, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost management strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $417.1 million was held in Canada or the United States. At December 31, 2018, $1.6 million cash was held in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources

Our objectives when managing capital are to:

◾	safeguard our ability to continue as a going concern in order to operate and optimize our current projects and pursue strategic growth initiatives; and

◾	maintain a flexible capital structure which lowers our cost of capital.

In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual budgets and continuously monitor and review actual and forecasted cash flows. The annual budgets are monitored and approved by our Board of Directors.

To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt, buy back shares or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Our $75 million senior secured revolving credit facility along with the $25.0 million accordion extension in 2017, matures on June 8, 2020. As of December 31, 2018, the facility remained undrawn and we were in compliance with financial covenants to our credit facility. Our Notes do not contain any financial covenants.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 21, 2019, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)

Capital stock	121,115,824
Stock options	2,595,835	4.00 - 24.41	0.05 - 6.86

Other share-based compensation awards	815,805		0.11 - 9.86

Fully diluted	124,527,464

SSR Mining Inc.	MD&A Year-End 2018 | 21

7.	QUARTERLY FINANCIAL REVIEW

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2018				2017
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	103,712	115,033	104,028	97,902	107,881	106,005	116,982	117,905

Gold equivalent payable ounces sold	82,439	96,337	80,937	74,922	85,883	86,930	97,039	94,576

Realized gold price ($/oz) (1)	1,230	1,208	1,304	1,334	1,271	1,270	1,263	1,220
Realized silver price ($/oz) (1)	14.42	15.45	16.49	16.79	16.96	16.77	17.31	17.35

Income from mine operations	16,536	21,875	21,203	17,231	21,190	22,522	29,462	40,089
(Loss) income before tax	(7,559)	6,632	9,823	(806)	13,936	2,175	40,008	18,467
Net (loss) income	(2,544)	2,228	2,607	(2,322)	16,850	1,821	37,747	15,047

Attributable (loss) income to equity holders of SSR Mining	(3,486)	6,374	5,117	(1,626)	15,883	1,067	37,319	15,047

Basic attributable (loss) income per share	(0.03)	0.05	0.04	(0.01)	0.14	0.01	0.31	0.13
Diluted attributable (loss) income per share	(0.03)	0.05	0.04	(0.01)	0.14	0.01	0.31	0.12

Cash and cash equivalents	419,212	474,511	493,642	472,901	459,864	424,025	353,530	340,585
Total assets	1,521,138	1,503,717	1,504,987	1,490,123	1,537,454	1,499,220	1,514,567	1,484,224
Working capital (1)	649,865	649,448	671,967	685,731	728,131	684,077	677,811	688,237
Non-current financial liabilities	247,551	243,858	240,234	236,685	233,180	229,810	226,500	223,258

(1)

We report the non-GAAP financial measures of realized metal prices per payable ounce of precious metals sold and working capital to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in Section 10.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices and sales volumes at our operations. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have generally fluctuated between $1,208 and $1,334 per payable ounce of gold sold and realized silver prices have generally fluctuated between $14.42 and $17.35 per payable ounce of silver sold. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation, and declining production at Puna Operations as the mine processed stockpiles while it transitioned to production from the Chinchillas deposit on December 1, 2018.

Income from mine operations broadly follows the trend in revenue. Although gross margins have reduced following the closure of Puna Operations’ Pirquitas pit in early 2017, margins have remained stable since the second half of 2017. Certain periods have been impacted by non-cash adjustments; notably, in the fourth quarter of 2017, there was a $6.3 million reversal of inventory provision as a result of the extended operational plant life at our Puna Operations due to the formation of Puna Operations, and the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina, which resulted in a non-cash reduction to cost of sales of $4.3 million.

Net income before and after income tax has fluctuated significantly over the past eight quarters, which has been heavily influenced by operating performance and impairment reversals and other adjustments. Net income for the fourth quarter of 2018 as negatively impacted by a $ 2.8 million expense related to the premium paid over the prevailing market price on the purchase of the SilverCrest shares. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina and the second quarter of 2017 was positively impacted by an impairment reversal

SSR Mining Inc.	MD&A Year-End 2018 | 22

of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Three months ended December 31, 2018, compared to the three months ended December 31, 2017

(expressed in thousands of United States dollars, except for per share amounts)

	Three months ended December 31

	2018	2017

	$	$
Revenue	103,712	107,881
Cost of sales	(87,176)	(86,691)
Income from mining operations	16,536	21,190

General and administrative expenses	(12,108)	(2,082)
Exploration, evaluation and reclamation (expenses) recovery	(1,367)	829
Operating income	3,061	19,937

Interest earned and other finance income	3,202	2,165
Interest expense and other finance expenses	(8,205)	(9,220)
Other expense	(3,675)	(185)
Foreign exchange (loss) gain	(1,942)	1,239
(Loss) income before tax	(7,559)	13,936

Income tax recovery	5,015	2,914

Net (loss) income	(2,544)	16,850

Net loss attributable to our shareholders for the three months ended December 31, 2018 was $3.5 million ($0.03 per share), compared to net income of $15.9 million ($0.14 per share) in the same period of 2017. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please see the discussion under “Non-GAAP Financial Measures” in Section 10.

Realized gold prices in the current quarter declined by $41 per ounce or 3% compared to the comparative 2017 quarter while silver prices declined by $2.54 per ounce or 15%. Lower metal prices negatively impact revenue and reported income in the current quarter relative to the comparative quarter.

In the three months ended December 31, 2018, we recognized total revenues of $ 103.7 million, compared to $107.9 million recognized in the comparative period of 2017. This reduction was primarily due to lower sales from both the Marigold mine and Seabee Gold Operation, which more than offset higher sales at Puna Operations.

◾

At the Marigold mine, we recognized revenues of $61.9 million in the fourth quarter of 2018 from the sale of 50,524 payable ounces of gold, at an average realized gold price of $1,227 per payable ounce sold. In the fourth quarter of 2017, revenues were $65.2 million from the sale of 51,399 payable ounces of gold at an average realized gold price of $1,269 per payable ounce sold. Lower revenues in the fourth quarter of 2018 compared to the same period in 2017 were due to lower sales resulting from lower production and realized gold price.

◾

At the Seabee Gold Operation, we recognized revenues of $26.9 million in the fourth quarter of 2018 from the sale of 21,700 payable ounces of gold, at an average realized gold price of $1,236 per payable ounce sold. In the fourth quarter of 2017,

SSR Mining Inc.	MD&A Year-End 2018 | 23

revenues were $30.6 million from the sale of 23,963 payable ounces of gold, at an average realized price of $1,276 per ounce. Sales quantities in the fourth quarter of 2018 were 9% lower than in the comparative quarter due to lower production resulting from a temporary build-up of in-circuit inventory due to timing of gold pours.

◾

At Puna Operations, we recognized revenues of $15.0 million in the fourth quarter of 2018, higher than the $12.1 million in the same period in 2017. Sales volumes were higher as commercial production of Chinchillas ore processing commenced on December 1, 2018. We sold 0.9 million payable ounces of silver in the fourth quarter of 2018, higher than the 0.8 million payable ounces sold in the comparative period. Realized silver prices were lower in the fourth quarter of 2018, which averaged $14.42 per ounce, excluding the impact of period-end price adjustments, compared to $16.96 per ounce in the same period in 2017. Higher sales also assisted with a positive mark-to-market impact of $1.3 million in the fourth quarter of 2018, compared to a positive impact of $0.2 million in the fourth quarter of 2017. At December 31, 2018, sales contracts containing 0.8 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the fourth quarter of 2018 was $87.2 million, compared to $86.7 million in the fourth quarter of 2017.

◾

At the Marigold mine, cost of sales in the fourth quarter of 2018 was $51.9 million, generating income from mine operations of $10.0 million for a gross margin of 16%. This compares to cost of sales of $52.4 million in the fourth quarter of 2017, generating income from mine operations of $12.8 million, equal to a gross margin of 20%. The lower margin is due to lower gold prices, higher unit costs of inventory, higher depreciation and depletion per gold ounce sold.

◾

At the Seabee Gold Operation, cost of sales in the fourth quarter was $19.5 million, generating income from mine operations of $7.3 million, equal to a gross margin of 27%. In the comparative period of 2017, cost of sales was $27.6 million, generating income from mine operations of $2.9 million, equal to a gross margin of 10%. The higher margin is mainly due to lower unit cost of inventory and lower depreciation more than offsetting lower gold prices.

◾

At Puna Operations, cost of sales in the fourth quarter of 2018 was $15.7 million, resulting in loss from mine operation of $0.8 million, equal to a negative gross margin of 5.3%. This compares to cost of sales of $6.6 million in the fourth quarter of 2017, generating income from mine operations of $5.5 million, equal to a gross margin of 45%. The lower margin is mainly due to higher unit costs of inventory and a lower realized silver price in the current period, whereas the fourth quarter of 2017 was positively impacted by $6.3 million of non-cash reversal of inventory provision.

Other operating costs

General and administrative expenses in the three months ended December 31, 2018, of $12.1 million were higher than the $2.1 million recorded in the three months ended December 31, 2017. Share-based compensation expense is $8.1 higher in the current quarter resulting from stronger relative and absolute share price performance.

Exploration, evaluation and reclamation costs of $1.4 million for the three months ended December 31, 2018, compared to a recovery of $0.8 million for the three months ended December 31, 2017. The majority of expenditures in the fourth quarter of 2018 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the fourth quarter of 2018, we recorded interest expense and other financing costs of $8.2 million compared to the $9.2 million recorded in the fourth quarter of 2017. In each period, the interest expense is mainly attributable to our Notes. As part of the export duty moratorium settlement with the Argentine government, we also incurred interest expense of $1.5 million in the fourth quarter of 2018 and $2.3 million in the fourth quarter of 2017. The decrease was mainly due to devaluation of the ARS. On acquisition of SilverCrest shares, we recognized an expense of $2.8 million related to the premium paid over the prevailing market price for the purchase of the shares of SilverCrest. Due to the subsequent increase in the SilverCrest share price, we recognized a gain of $4.3 million in Other Comprehensive Income at December 31, 2018.

SSR Mining Inc.	MD&A Year-End 2018 | 24

We recorded a foreign exchange loss for the three months ended December 31, 2018, of $1.9 million compared to a gain of $1.2 million in the three months ended December 31, 2017. Our main foreign exchange exposures are related to the ARS and CAD. During the quarter the loss resulted as the ARS stabilized and then strengthened after a significant decline earlier in the year. Our moratorium liability denominated in ARS, is partially offset by VAT receivable balances.

Taxation

For the three months ended December 31, 2018, we recorded a net income tax recovery of $5.0 million compared to $2.9 million in the three months ended December 31, 2017. The total income tax recovery in the quarter consists of a current tax expense of $0.3 million and a deferred tax recovery of $5.3 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, and metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada, $1.2 million of BC Mining Exploration Tax Credit and a $5.1 million recovery of tax expense related to inflation adjustment to property, plant and equipment and foreign exchange in Argentina.

The income tax expense for the three months ended December 31, 2017 consists of a current tax recovery of $ 2.2 million and a deferred tax recovery of $0.7 million. We recognized an income tax recovery of $6.5 million due to the legislative changes in the United States, primarily due to a significant reduction in income tax rates applicable from Jan. 1, 2018 impacting Marigold Mine. Further, in the quarter the Province of Saskatchewan reversed an income tax rate reduction that had been previously enacted in the second quarter of 2017, resulting in an income tax expense of $2.1 million. The residual income tax expense is a result of the profitable operations at the Marigold mine and Seabee Gold Operation and concentrates, gold sales activities in Canada, offset by general and administrative expenses in Canada.

Other comprehensive income

During the fourth quarter of 2018, we recognized an unrealized gain of $2.1 million on marketable securities in other comprehensive income, compared to $15.5 million in the fourth quarter of 2017. The primarily gain in the current quarter was driven by valuation movements in our investment in SilverCrest. The prior period change was primarily driven by valuation movements in our investment in Pretium, which we no longer hold.

SSR Mining Inc.	MD&A Year-End 2018 | 25

Statements of cash flow

(expressed in thousands of United States dollars)

	Three months ended December 31

	2018	2017

Cash flows from operating activities
Net (loss) income for the period	(2,544)	16,850
Adjustments for:
Depreciation, depletion and amortization	22,650	29,571
Net finance expense	4,915	6,564
Income tax recovery	(5,015)	(2,914)
Non-cash foreign exchange loss (gain)	1,802	(5,369)
Net changes in non-cash working capital items	(22,285)	4,037
Other operating activities	181	(1,322)
Cash (used in) generated by operating activities before interest and income taxes paid	(296)	47,417
Interest paid	(1,514)	(2,340)
Moratorium paid	(1,120)	(1,947)
Income taxes (paid) recovered	(814)	2,045
Cash (used in) generated by operating activities	(3,744)	45,175

Cash flows from investing activities
Purchase of plant and equipment	(10,597)	(4,026)
Capitalized stripping costs	(1,208)	(5,711)
Underground mine development costs	(2,910)	(2,300)
Capitalized exploration costs	(2,571)	(1,239)
Chinchillas project costs	(18,862)	(11,432)
Loan to joint venture partner	(8,033)	—
Investment in marketable securities	(23,057)	—
Proceeds from sale of marketable securities and other investments	—	14,244
Interest received	2,601	1,393
Other	1,609	(562)
Cash used in investing activities	(63,028)	(9,633)

Cash flows from financing activities

Proceeds from exercise of stock options	3,103	788
Funding from non-controlling interest	8,800	1,154
Cash generated by financing activities	11,903	1,942
Effect of foreign exchange rate changes on cash and cash equivalents	(431)	(1,645)
(Decrease) Increase in cash and cash equivalents	(55,300)	35,839
Cash and cash equivalents, beginning of period	474,511	424,025
Cash and cash equivalents, end of period	419,211	459,864

Cash used in operating activities was $3.7 million in the fourth quarter of 2018 compared to $45.2 million generated in the fourth quarter of 2017. Lower metal prices combined with lower gold sales at higher unit costs more than offset higher silver sales at lower unit costs at Puna Operations. Operating activities were impacted by a $22.3 million build in non-cash working capital due to a combination of increased gold and concentrate finished goods inventories, inventory in circuit at Seabee, Chinchillas ore stockpiles at Puna Operations and a reduction in trade payables at year end, particularly related to the Chinchillas project. We used $63.0 million in investing activities in the fourth quarter of 2018. We invested $23.1 million in the SilverCrest share purchase, $10.6 million in property, plant and equipment, $ 18.9 million in the Chinchillas project and loaned $8.0 million to our joint venture partner. This compares to $9.6 million in the fourth quarter of 2017 as the quarter benefited from $14.2 million of Pretium share sale proceeds. We received $8.8 million from our joint venture partner for its share of the development costs of the Chinchillas project.

SSR Mining Inc.	MD&A Year-End 2018 | 26

8.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable securities values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver, lead and zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

◾	global or regional consumption patterns;

◾	the supply of, and demand for, these commodities;

◾	speculative activities;

◾	the availability and costs of substitutes;

◾	inflation; and

◾	political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any metal as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

A 10% increase or decrease in the silver prices as at December 31, 2018, with all other variables held constant, would have resulted in a $0.9 (December 31, 2017 - $1.0) increase or decrease to our trade receivables and after-tax net income.

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.

The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.

During 2018, under our risk management policy we have used swaps and options to manage a portion of our cost of diesel.

SSR Mining Inc.	MD&A Year-End 2018 | 27

Marigold Mine

Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2018, the spot price of diesel was $1.56/gallon and we have hedged the following future anticipated usage at the Marigold mine:

	2019	2020
Gallons hedged (in thousands)	5,364	3,600
Estimated usage	52.6%	35.3%
Floor price ($/gallon)	1.70	1.75
Cap price ($/gallon)	2.34	2.36

For the year ended December 31, 2018, for the Marigold mine we had a mark-to-market loss of $1.5 million (2017 - $ 0.1 million) on outstanding diesel fuel hedges recognized in other comprehensive income. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.

Seabee Gold Operation

Our instruments are based on the US New York Harbour diesel index for diesel consumed at the Seabee Gold Operation. As at December 31, 2018, the spot price of diesel was $0.44/litre and we have hedged the following future anticipated usage at the Seabee mine:

	2019	2020
Litres hedged (in thousands)	3,188	—
Estimated usage	75%	—
Floor price ($/litre)	0.46	—
Cap price ($/litre)	0.55	—

For the year ended December 31, 2018, for the Seabee Gold Operation we had a mark-to-market loss of $0.1 million (December 31, 2017 - $Nil) on outstanding diesel fuel hedges recognized in other comprehensive income. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.

We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices would have a $2.6 million impact on total comprehensive income at December 31, 2018 (December 31, 2017 - $9.9 million). We did not hedge any securities in 2018 or 2017.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.

The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.

SSR Mining Inc.	MD&A Year-End 2018 | 28

The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2018
	Canadian dollar	Argentine peso
Cash	7,982	1,604
Value added tax receivable	145	17,039
Trade and other payables (excluding VAT and income taxes)	(22,974)	(9,908)
Provisions	—	(19,056)
Total	(14,847)	(10,321)

	December 31, 2017
	Canadian dollar	Argentine peso
Cash	5,342	17,223
Value added tax receivable	206	12,242
Other financial assets	200	884
Trade and other payables (excluding VAT and income taxes)	(17,017)	(5,021)
Provisions	—	(47,287)
Total	(11,269)	(21,959)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

Over the course of 2018, ARS continued to devalue by approximately 102% compared to 17% in 2017. Following our entry into the moratorium in Argentina in 2017, our U.S. dollar export duty provision was converted into an Argentine peso liability (see Note 13 to our consolidated financial statements for the year ended December 31, 2018). Correspondingly, we now have a net Argentine peso liability position which has resulted in foreign exchange gains as a result of the devaluation of the Argentine peso.

The Canadian dollar was relatively stable through most of 2018, ending the year having depreciated by 8.7% (2017 - appreciated by 7%) and closing at $1.36 Canadian dollar per $1.00 U.S. dollar. This has negatively impacted the value of our marketable securities and our Canadian dollar cash, while having a marginally positive impact on our Canadian operating costs and liabilities in U.S. dollar terms.

The acquisition of the Seabee Gold Operation in 2016 materially increased our exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure. As at December 31, 2018, we had the following hedge positions outstanding:

	2019	2020
Notional amount (in thousands of Canadian dollars)	54,140	30,000
Estimated usage	71.2%	40.3%
Floor level (Canadian dollars per $1 U.S. dollar)	1.2500	1.2614
Cap level (Canadian dollars per $1 U.S. dollar)	1.3348	1.3710

For the year ended December 31, 2018, we had a mark-to-market gain of $1.6 million (2017 - gain of $0.4 million) on outstanding hedges recognized in other comprehensive income.

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A 10% increase or decrease in the U.S. dollar exchange rate, as at December 31, 2018 and December 31, 2017, on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2018 and December 31, 2017, respectively:

	2018 $000s	2017 $000s
Canadian dollar	1,084	701
Argentine peso	715	1,460

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and our moratorium liability because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

The resolution of the moratorium in Argentina in 2017 increased our exposure to this risk as the outstanding liability incurs interest based on variable rates with a floor of 1.5% per month.

As at December 31, 2018, the weighted average interest rate earned on our cash and cash equivalents was 2.4% (December 31, 2017 - 0.97%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $3.4 million (2017 - $2.4 million).

a)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and Puna credits balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

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Our maximum exposure to credit risk as at December 31, 2018 and December 31, 2017 was as follows:

	December 31, 2018	December 31, 2017

	$000s	$000s
Cash and cash equivalents	419,212	459,864
Value added tax receivable	18,802	13,755
Trade and other receivables	11,287	14,848
Other financial assets	37,097	22,399

	486,398	510,866

At December 31, 2018, no amounts were held as collateral except those discussed above related to other financial assets.

b)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in Note 24(d) of our consolidated financial statements for the year ended December 31, 2018. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

To supplement corporate liquidity we have a Credit Facility of which we utilized $8.0 million (December 31, 2017 - $7.7 million) to secure certain letters of credit.

In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2018, we had surety bonds totaling $54.1 million outstanding (December 31, 2017 - $61.2 million).

A detailed discussion of our liquidity position is included in Section 6 and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2018, is included in Note 24 (c) in our consolidated financial statements for the year ended December 31, 2018.

In our opinion, working capital at December 31, 2018 together with future cash flows from operations are sufficient to support our commitments through 2019.

9.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

10.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

SSR Mining Inc.	MD&A Year-End 2018 | 31

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim and annual statements of income to cash costs and AISC per payable ounce of precious metals sold for the three and twelve month periods indicated below:

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	Q4	Q3	Q2	Q1	Total	Total

	2018	2018	2018	2018	2018	2017

	$000s	$000s	$000s	$000s	$000s	$000s

Marigold mine
Cost of sales (A)	51,884	58,594	46,082	43,568	200,128	184,159
Add: Treatment and refining costs	78	58	122	114	372	347
Less: By-product revenue	(11)	(13)	(24)	(16)	(64)	(50)
Less: Depreciation, depletion and amortization	(13,571)	(16,266)	(13,539)	(13,372)	(56,748)	(54,983)
Cash costs	38,380	42,373	32,641	30,294	143,688	129,473
Sustaining capital expenditure	8,328	9,343	8,626	4,665	30,962	20,364
Exploration and evaluation costs (sustaining)	2,096	2,956	3,243	1,914	10,209	4,917
Reclamation cost	253	309	376	358	1,296	1,604
Capitalized stripping costs	1,208	2,529	850	2,902	7,489	22,863
AISC	50,265	57,510	45,736	40,133	193,644	179,221

Seabee Gold Operation
Cost of sales (B)	19,544	24,208	21,003	20,117	84,872	92,690
Add: Treatment and refining costs	46	40	41	39	166	131
Less: By-product revenue	(10)	(12)	(8)	(16)	(46)	(39)
Less: Inventory provision	—	—	—	—	—	(632)
Less: Depreciation, depletion and amortization	(8,678)	(11,216)	(8,411)	(10,513)	(38,818)	(40,375)
Cash costs	10,902	13,020	12,625	9,627	46,174	51,775
Sustaining capital expenditure	624	968	1,035	4,426	7,053	7,190
Capitalized development	2,910	1,812	2,069	2,283	9,074	8,295
Exploration and evaluation costs (sustaining)	1,646	1,557	1,749	1,551	6,503	5,071
Reclamation cost	34	33	34	34	135	200
AISC	16,116	17,390	17,512	17,921	68,939	72,531

Puna Operations (1)
Cost of sales (C)	15,749	10,355	15,740	16,986	58,830	58,661
Add: Treatment and refining costs	807	820	1,228	1,522	4,377	13,092

Add: Gain on moratorium settlement	—	—	—	—		4,303
Less: By-product revenue	(2,719)	(360)	—	—	(3,079)	(56)
Add: Inventory reversal	—	—	—	—	—	6,342
Less: Restructuring costs	—	—	—	—	—	(109)
Less: Depreciation, depletion and amortization	(752)	(478)	(870)	(1,053)	(3,153)	(7,058)
Cash costs	13,085	10,337	16,098	17,455	56,975	75,175
Sustaining capital expenditure	3,849	2,390	2,652	789	9,680	4,604
Reclamation cost	888	567	553	540	2,548	2,489
AISC	17,822	13,294	19,303	18,784	69,203	82,268

Cost of sales, per consolidated statement of (loss) income (A+B+C)	87,177	93,157	82,825	80,671	343,830	335,510

AISC (total for all mines)	84,203	88,194	82,551	76,838	331,786	334,020
General and administrative costs	12,108	5,985	8,179	6,669	32,941	20,307
Consolidated AISC	96,311	94,179	90,730	83,507	364,727	354,327

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	Q4	Q3	Q2	Q1	Total	Total

	2018	2018	2018	2018	2018	2017

	$000s	$000s	$000s	$000s	$000s	$000s

Marigold mine
Payable ounces of gold sold (oz)	50,524	59,583	46,618	42,055	198,780	200,094
Cash costs per gold ounce sold ($/oz)	760	711	700	720	723	647
AISC per gold ounce sold ($/oz)	995	965	981	954	974	896

Seabee Gold Operation
Payable ounces of gold sold (oz)	21,700	29,160	20,500	20,000	91,360	86,050
Cash costs per gold ounce sold ($/oz)	502	447	616	481	505	602
AISC per gold ounce sold ($/oz)	743	596	854	896	755	843

Puna Operations (1)
Payable ounces of silver sold (oz)	871,303	593,739	1,092,778	1,022,275	3,580,095	5,753,459
Cash costs per silver ounce sold ($/oz)	15.02	17.41	14.73	17.07	15.91	13.07
AISC per silver ounce sold ($/oz)	20.45	22.39	17.66	18.37	19.33	14.30

Realized gold price ($/oz)	1,230	1,208	1,304	1,334	1,263	1,255
Realized silver price ($/oz)	14.42	15.45	16.49	16.79	15.92	17.10

Precious metals equivalency
Total cash costs (for all metals)	62,367	65,730	61,364	57,376	246,837	256,423
Equivalent payable gold ounces sold (2)	82,439	96,337	80,937	74,922	335,267	364,538
Cash costs per equivalent gold ounce sold ($/oz)	757	682	758	766	736	703
Consolidated AISC per equivalent gold ounce sold ($/oz)	1,168	978	1,121	1,115	1,088	972

(1)	The data presented for Puna Operations is reported on a 100% basis.
(2)

Gold equivalent ounces have been established using realized metal prices per payable ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period-end price adjustments and final settlements on concentrate shipments. These price adjustments do not apply to gold bullion sales.

Non-GAAP financial measure - working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure - gross margin from mine operations

Gross margin from mine operations is a non-GAAP measure calculated as the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

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Non-GAAP financial measures - adjusted attributable net income

We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax (expense), adjusted attributable net income and adjusted basic attributable income per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to the consolidated financial statements:

	Year ended December 31,

	2018	2017

	$000’s	$000’s

Income before tax per consolidated statements of (loss) income	8,090	74,587
Non-controlling interest	6,410	(2,150)
Income before tax attributable to our shareholders	14,500	72,437

Adjusted for:
Non-cash finance income and expense	15,252	15,666
Write down of fixed assets	2,749	—
Expense related to the premium paid for shares of SilverCrest over the prevailing market price	2,782	—
Non-cash foreign exchange gain	(11,862)	(9,327)

Adjustment to CDRP provision	(1,580)	—
Write-down (reversal) of VAT and inventory to NRV	—	(5,710)
Impairment reversal	—	(24,357)
Effect of resolution of export duty settlement	—	(4,303)
Restructuring costs	—	109
Other items	6,745	1,766

Adjusted attributable income before tax	28,586	46,281

Income tax (expense), per consolidated statement of (loss) income	(8,121)	(3,121)

Initial recognition of deferred tax in Argentina	2,649	—
Tax impact of SilverCrest acquisition	(376)	—
Deferred tax on sale of mineral properties	—	811
Change in prior period adjustments	662	712
Change in tax rate	(127)	(5,689)
Argentina restructuring	4,712	—
Other items	(24)	1,080
Adjusted attributable income tax expense	(625)	(6,207)

Adjusted attributable net income	27,961	40,074

Weighted average shares outstanding (000’s)	120,137	119,593

Adjusted basic attributable income per share ($)	0.23	0.34

SSR Mining Inc.	MD&A Year-End 2018 | 35

	Three months ended December 31,

	2018	2017

	$000’s	$000’s

(Loss) Income before tax per consolidated statements of (loss) income	(7,559)	13,936
Non-controlling interest	(942)	(968)
Income before tax attributable to our shareholders	(8,501)	12,968

Adjusted for:
Non-cash finance income and expense	3,745	4,303
Expense related to the premium paid for shares of SilverCrest over the prevailing market price	2,782	—
Adjustment to CDRP provision	(1,580)	—
Non-cash foreign exchange (gain) loss	745	(2,967)
Restructuring costs	—	695
Reversal (write-down) of VAT and inventory to NRV	—	(5,710)
Effect of revaluation of reclamation provision	—	(3,437)
Other items	2,464	(2,310)
Adjusted attributable income before tax	(345)	3,542

Income tax recovery	5,015	2,914
Tax impact of SilverCrest acquisition	(376)	—
Deferred tax on sale of mineral properties	—	(1,096)
Change in prior period estimates	116	352
Change in tax rate	—	(3,647)
Argentina restructuring	(16)	—
Other items	(25)	797
Adjusted attributable income tax recovery (expense)	4,714	(680)

Adjusted attributable net income	4,369	2,862

Weighted average shares outstanding (000’s)	120,351	119,832

Adjusted basic attributable income per share ($)	0.04	0.02

11.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis	of preparation and accounting policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Note 2 of our consolidated financial statements for the year ended December 31, 2018, provides details of the significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods. The impact of future accounting changes is disclosed in note 2(w) to our consolidated financial statements.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2018.

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12.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are made only in accordance with authorizations of management and our Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2018, other than the formation of the Puna Operations joint venture, which has not materially affected, or is reasonably not likely to materially affect, our internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting, as of December 31, 2018, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements as of and for the years ended December 31, 2018, and 2017, as stated in its report which accompanies our consolidated financial statements.

Limitations of Controls and Procedures

Our management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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13.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; timing of production; future costs of inventory, cash costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to convert Inferred Mineral Resources to Indicated Mineral Resources, to expand Mineral Reserves and to convert Mineral Resources into Mineral Reserves; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; our cash position remaining strong for 2019 growth and beyond; the expansion of the Seabee Gold Operation based on the results of the 2017 Technical Report, including the increase of mining and milling rates; the expansion of tailings at the Seabee Gold Operation, the timing and capacity thereof, and such capacity being in excess of that contemplated under the 2017 Technical Report, the anticipated effect of equipment purchases at the Marigold mine on future production; the construction of a leach pad at the Marigold mine, and the timing and effects thereof; only waste material being mined over certain periods of 2019 at Chinchillas with ore stockpiled during the pre-production phase being transported and processed at the Pirquitas mill; the completion of certain Chinchillas project infrastructure, the timing thereof and such remaining on budget; the prices of lead and zinc having a more significant impact in 2019 with the Chinchillas project reaching commercial production; anticipated community, development and holding costs; the investments made in the Marigold mine and the Seabee Gold Operation benefiting future periods; the expected high inflation rates in Argentina somewhat offsetting the benefits of the devaluation of the currency; the VAT receivable and Puna credits balance being expected to be recoverable in full; current capital resources being sufficient to carry out exploration plans and to support operations through the current operating period; movements in gold prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in SilverCrest and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs

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and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by James Frost, P.E. and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Frost is our Technical Services Superintendent and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a qualified person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Vice President Exploration.

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Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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